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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following memorandum was made available to CBOT employees on the CBOT's intranet site, OnBoard, on October 9, 2000.

October 9, 2000

To:             All Employees

From:           Dennis Dutterer

Re:             Enhanced Severance Status Update

Let me start by saying I still believe there will be a role for many of you as the CBOT moves forward with its restructuring strategy. However, senior management has been working to improve the enhanced severance package that we originally discussed with you earlier this year, and today I am providing you with details of such a package employees would receive in the event they do not have roles in the restructured company.

For your information, the enhanced severance package continues to include:

- Outplacement services, designed to help employees find new employment opportunities,

- COBRA coverage (to be paid for three months), and

- A waiver of the payback clause in the tuition reimbursement guidelines (i.e., employees would not have to pay back tuition monies owed the CBOT as stated in the Tuition Reimbursement Policy).

The enhanced severance package also will include extra severance pay in addition to what employees would receive under the regular Severance Plan. In my June 6 memo, I communicated that most employees would receive a minimum of eight additional weeks of severance pay should they be affected. We now have improved the package so that the majority of employees would receive a minimum of an extra 10 weeks of severance pay in addition to what they would receive through the regular Severance Plan. (The regular Severance Plan provides employees with one week of severance pay, plus one week of severance pay for each full year of service, up to 52 weeks.)

Initially, I had communicated that employees would receive enhanced severance pay at one of three levels depending on the "criticality" of their jobs to either of the two new entities being formed as a result of our restructuring strategy. I have since decided that it is not feasible to make such fine distinctions between levels of criticality, particularly since our business direction has changed towards becoming a Delaware for-profit corporation with an electronic trading unit as a wholly owned subsidiary (instead of two separate entities). In the event that we face staff reductions, enhanced severance will be paid out at one level to a great majority of employees, with a few officers and senior level employees receiving a slightly greater amount of enhanced severance pay. We will follow the guidelines of the enhanced severance package through March 31, 2001, which I currently anticipate will be shortly after the completion of the major restructuring activities.

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The enhanced severance package will be paid out according to the conditions listed below as discussed in my June 6 memo:

- If employees are laid off as a result of the restructuring, operational changes, or changes in strategic business direction, they would receive enhanced severance; employees who quit voluntarily do not receive severance under the CBOT's current severance policy.

- If a function is outsourced and a current employee is given the option to work in the company to whom the function is outsourced in a comparable position with comparable pay and benefits, the employee would not receive severance.

- If an employee is terminated for performance issues, s/he would not receive enhanced severance; rather, s/he would be eligible to receive regular severance pay under the CBOT's current policy. If an employee is terminated for cause, as stated in the Employee Benefits Manual, s/he will not receive any type of severance pay.

I thank you for your patience with this process and apologize for the delay in forwarding this information to you. You can expect to hear from your department head or manager soon, and they will confirm the level of enhanced severance you would receive (in the event that severance becomes necessary).

I hope you welcome the improvements to our enhanced severance package. Chairman Brennan and the Board of Directors share my view that there are exciting times ahead for the Chicago Board of Trade, and there will be significant opportunities with the exchange in the future.

As always, if you have questions regarding the direction of the Exchange, feel free to contact me at x3602 or ddut72.

We urge CBOT members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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